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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

MACC Private Equities Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

552617102
(CUSIP Number)

July 25, 2005
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[_]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (02-02)

CUSIP No. 552617102	13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Geoffrey T. Woolley

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 151,314

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 151,314

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,314

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable	|_|

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person (See Instructions) IN

SEC 1745 (03/00)

Item 1(a) Name of Issuer:

      MACC Private Equities Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

      101 Second Street SE, Suite 800, Cedar Rapids, Iowa 52401

Item 2(a) Name of Person Filing:

      Geoffrey T. Woolley.

Item 2(b) Address of Principal Business Office or, if None, Residence:

     398 Columbus Avenue, Suite 320, Boston, Massachusetts 02116

Item 2(c) Citizenship:

     Mr. Woolley is a citizen of the United States.

Item 2(d) Title of Class of Securities:

      Common Stock

Item 2(e) CUSIP Number:

      552617102

Item 3 The Reporting Person is:

      Not applicable.

Item 4 Ownership:

    (a)        Amount beneficially owned: 151,314

    (b)        Percent of class: 6.1%

    (c)        Number of shares as to which the person has:

    (i)         Sole power to vote or to direct the vote: 151,314

    (ii)        Shared power to vote or direct the vote: 0

    (iii)        Sole power to dispose or to direct the disposition of: 151,314

    (iv)        Shared power to dispose or to direct the disposition of: 0

Item 5 Ownership of Five Percent or Less of a Class:

      Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

      Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security BeingReported
on By the Parent Holding Company:

      Not Applicable

Item 8 Identification and Classification of Members of the Group:

      Not Applicable

Item 9 Notice of Dissolution of Group:

      Not Applicable

Item 10 Certification:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 2, 2005 —————————————— Date /s/ Geoffrey T. Woolley —————————————— Signature Geoffrey T. Woolley —————————————— Name/Title